UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

Net Perceptions, Inc.

(Name of Subject Company)

Net Perceptions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64107U101

(CUSIP Number of Class of Securities)

Thomas M. Donnelly

President
Net Perceptions, Inc.
7700 France Avenue South
Edina, Minnesota 55435
(952) 842-5000

(Name, address and telephone number of person

authorized to receive notice and communications on
behalf of the person(s) filing statement)

With a copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

On March 5, 2004, Obsidian Enterprises, Inc. (“Obsidian”) announced that it was changing its exchange offer from the equivalent of two shares (before its 50:1 reverse stock split) of Obsidian stock for each share of the common stock of Net Perceptions, Inc. (“Net Perceptions” or “the Company”) to the equivalent of one and one-half shares of Obsidian stock (before the reverse stock split) plus $0.20, for each share of Net Perceptions common stock. This Amendment No. 5 responds to the revised exchange offer. It amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Net Perceptions with the Securities and Exchange Commission (the “Commission”) on December 31, 2003, as amended by Amendment No. 1 thereto filed with the Commission on January 9, 2004, Amendment No. 2 thereto filed with the Commission on January 16, 2004, Amendment No. 3 thereto filed with the Commission on January 22, 2004 and Amendment No. 4 thereto filed with the Commission on January 29, 2004 (as so amended, the “Schedule 14D-9”), relating to the exchange offer made by Obsidian as set forth in a Tender Offer Statement on Schedule TO filed by Obsidian with the Commission on December 15, 2003, as amended by Amendment Nos. 1 through 8 thereto filed with the Commission and the related Registration Statement on Form S-4, as amended. This Amendment No. 5 is being filed to include additional information in Items 2, 4(a),
4(b), 4(c), 8 and 9 of the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 is amended in its entirety to provide as follows:

     (a) Name and address of Person Filing this Statement. The information set forth in Item 1 is incorporated herein by reference.

     (b) Exchange Offer. This statement relates to an exchange offer by Obsidian Enterprises, Inc. (“Obsidian”). In December, 2004, Obsidian made an exchange offer pursuant to which each outstanding share of Net Perceptions common stock would be exchanged for two shares of Obsidian common stock (according to the Schedule TO, as defined below, 1/25 of a share of Obsidian common stock after a 50:1 reverse stock split effective for holders of record of Obsidian common stock at January 23, 2004) (the “December Exchange Offer”). On March 5, 2004, Obsidian announced that it was changing its offer from the equivalent of two shares (before its 50:1 reverse stock split) of Obsidian stock for each share of the Company’s common stock to the equivalent of one and one-half shares (before the reverse stock split, 3/100 of a share after the reverse stock split) of Obsidian stock plus $0.20, for each share of the Company’s common stock. This revised exchange offer is sometimes referred to herein as the “Revised Exchange Offer.”

     Obsidian’s exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Obsidian with the Securities and Exchange Commission (the “SEC”) on December 15, 2003, as amended by Amendment No. 1 to Schedule TO filed by Obsidian with the SEC on December 17, 2003, Amendment No. 2 to Schedule TO filed by Obsidian with the SEC on December 23, 2002, Amendment No. 3 to Schedule TO filed by Obsidian with the SEC on January 21, 2004, Amendment No. 4 to Schedule TO filed by Obsidian with the SEC on February 17, 2004, Amendment No. 5 to Schedule TO filed by Obsidian with the SEC on February 20, 2004, Amendment No. 6 to Schedule TO filed by Obsidian with the SEC on February 27, 2004, Amendment No. 7 to Schedule TO filed by Obsidian with the SEC on March 5, 2004 and Amendment No. 8 to Schedule TO filed by Obsidian with the SEC on March 9, 2004 (as so amended, the “Schedule TO”), and the related Registration Statement on Form S-4 filed with the SEC on December 15, 2003, as amended by Amendment No. 1 to the Form S-4 filed by Obsidian with the SEC on December 17, 2003. The Schedule TO states that Obsidian’s address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Item 4(a). Solicitation/Recommendation

Item 4(a) is amended in its entirety to provide as follows:

     As more fully described below, after careful consideration, including a thorough review of the Revised Exchange Offer with the Company’s independent financial and legal advisors, the board of directors unanimously determined that the Revised Exchange Offer is financially inadequate and not in the best interests of the Company’s stockholders. The board believes that implementing the Plan of Complete Liquidation and Dissolution adopted by the board of directors on October 21, 2003, referred to herein as the plan of liquidation, is reasonably likely to provide higher realizable value to stockholders than the Revised Exchange Offer.

     Accordingly, the board of directors unanimously recommends that you reject the Revised Exchange Offer and not tender your shares of Net Perceptions stock to Obsidian pursuant to the Revised Exchange Offer.

Item 4(b). Background and Reasons

Item 4(b) is amended by adding the following paragraph at the end of the section entitled “Developments Since Adoption Of The Plan Of Liquidation.”

     On March 5, 2004, Obsidian announced that it was changing its offer from the equivalent of two shares (before its 50:1 reverse stock split, 1/25 of a share after the reverse stock split) to the equivalent of one and one-half shares (before the reverse stock split, 3/100 of a share after the reverse stock split) plus $0.20, for each share of Net Perceptions common stock. On March 9, 2004 our board of directors met to consider the revised offer. Representatives of Skadden, Arps and Candlewood, together with Mr. Donnelly, also attended the meeting. Representatives of Candlewood reviewed with the board its analysis of Obsidian’s revised offer, which analysis is summarized below. At the end of the meeting, the board concluded that the plan of liquidation is reasonably likely to provide higher realizable value to stockholders than the Revised Exchange Offer and unanimously recommended that the Company’s stockholders reject the Revised Exchange Offer and not tender their shares of Net Perceptions stock to Obsidian pursuant to the Revised Exchange Offer.

Item 4(b) is also amended by adding the following immediately preceding the subsection entitled “Candlewood Partners.”

Financial Analysis of Revised Exchange Offer

     The following is a summary of the material financial, comparative, liquidity and pro forma analyses performed by Candlewood Partners, LLC (“Candlewood”), the Company’s financial advisor, with respect to the Revised Exchange Offer and presented to the Company’s board of directors on March 9, 2004. In preparing its analyses Candlewood reviewed, in addition to the materials previously reviewed in connection with rendering its opinion with respect to the December Exchange Offer, Obsidian’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 and updated information regarding comparable companies and precedent transactions.

Valuation Multiples Derived From Public Comparables Analysis

      Using publicly available information including estimates in published third-party research reports, Candlewood reviewed and compared particular financial statistics of Obsidian with corresponding financial statistics for selected companies in the scrap rubber recycling, transportation equipment, and luxury coach industries. Candlewood selected companies that had similar business strategy and/or products to an Obsidian subsidiary, excluding companies that had some overriding characteristic, such as negligible revenue, excessive leverage or pending bankruptcy proceedings, that made them inappropriate comparables. Candlewood examined, among other things, enterprise value as a multiple of revenue, as a multiple of earnings before interest and taxes and as a multiple of earnings before interest, taxes, depreciation and amortization, referred to as “EBITDA”, of the comparable companies. For purposes of Candlewood’s analyses, enterprise value means the market valuation of a company’s common and preferred stock plus the amount of its outstanding debt less the amount of cash it has on hand. Due to Obsidian’s diversified businesses, Candlewood determined that it was appropriate to perform its analyses using division based information relevant to each of the businesses in which Obsidian’s subsidiaries are engaged.

      Three categories of comparable companies were analyzed: scrap rubber and recycling companies; transportation equipment companies; and transportation related leasing companies. The scrap rubber and recycling companies analyzed were Appliance Recycling Centers of America, Inc., GreenMan Technologies, Inc., Metal Management, Inc., Scope Industries, and Veridium Corporation. The transportation equipment companies that were analyzed were Carlisle Companies Incorporated, Coachmen Industries, Inc., Featherlite, Inc., Fleetwood Enterprises, Inc., and Wabash National Corporation. The transportation related leasing companies that were analyzed were Ryder System, Inc., United Rentals, Inc. and World Airways, Inc. The following charts summarize the lower half mean, median and upper half mean, as well as the ranges of revenue and EBITDA multiples derived from this analysis.

	Enterprise Value Multiple of Revenue

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Scrap Rubber and Recycling	0.6	x	1.0	x	1.7	x	0.4x-2.9x
Transportation Equipment	0.4	x	0.4	x	0.8	x	0.4x-1.1x
Transportation Related Leasing	0.5	x	0.9	x	1.2	x	0.2x-1.5x

	Enterprise Value Multiple
	of EBITDA

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Scrap Rubber and Recycling	6.6	x	7.7	x	22.1	x	5.5x-36.5x
Transportation Equipment	12.1	x	13.7	x	30.3	x	10.0x-54.6x
Transportation Related Leasing	3.6	x	4.5	x	5.2	x	2.7x-6.0x

      Because of the inherent differences between the businesses, operations, financial conditions and prospects of Obsidian and those of the comparable companies, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the public comparable analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of Obsidian and those of the comparable companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, and current levels of profitability and historical rates of growth of Obsidian and those of the comparable companies.

     Valuation Multiples Based on Precedent Transactions

      As part of its analysis, Candlewood used an industry standard computerized database to review publicly available information regarding the terms and financial characteristics in a number of transactions that have closed since January 1, 2001 involving domestic and international companies in the rubber, transportation equipment (SIC Codes 3715, 3719, 3792, 3799), and transportation services (SIC Code 4700) and vehicle leasing industries (the industries in which Obsidian operates) in order to derive a relative value of Obsidian based on the multiples paid in these transactions. Candlewood analyzed transactions involving companies that had positive enterprise values and positive revenue and EBITDA multiples of enterprise value. In the rubber industry, the target companies were Pirelli SpA, Unipetrol as, Manuli Rubber Industries SpA (two transactions), R-B Rubber Products Inc., BZ Group Holding AG, Vredestein NV, and Atlas Cromwell Ltd. In the transportation equipment industry, the target companies were Trailmobile Canada Ltd. and Keystone RV Co. The transportation services and vehicle leasing target companies that were analyzed were Velo Ltd., Brittanic Travel Ltd., Fiat SpA, Parcours, My Travel Group PLC, Locat SpA, and Ryland Group PLC (two transactions). The following charts summarize the lower half mean, median and upper half mean, as well as the ranges of revenue and EBITDA multiples derived from this analysis.

	Enterprise Value Multiple of Revenue

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Rubber	0.3	x	0.5	x	0.8	x	0.1x-1.1x
Transportation Equipment	0.3	x	0.5	x	0.6	x	0.3x-0.6x
Transportation Services and Vehicle Leasing	0.2	x	0.5	x	1.3	x	0.1x-2.0x

	Enterprise Value Multiple of EBITDA

	Lower				Upper
Business	Half Mean		Median		Half Mean		Range

Rubber	1.6	x	3.3	x	4.2	x	0.7x-4.8x
Transportation Equipment	8.3	x	46.8	x	85.3	x	8.3x-85.3x
Transportation Services and Vehicle Leasing	2.3	x	4.1	x	9.1	x	0.8x-19.2x

      Because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of the acquired companies included in the selected transactions, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent transactions analysis and, accordingly, made qualitative judgments concerning differences between the characteristics of these transactions that would affect the acquisition values of Obsidian and such acquired companies. In particular, Candlewood considered the size and desirability of the markets of operation, the annual revenue, the strategic fit of the acquired company, the form of consideration offered and the tax characteristics of the transaction.

     Derived Valuation from Public Comparables Analysis and Precedent Transactions

      Candlewood used the derived revenue multiples of the applicable comparable companies and precedent transactions, weighted them according to revenue of Obsidian’s subsidiaries in the three business categories for the twelve months ended October 31, 2003, and calculated an implied enterprise value of Obsidian. Using the lower half mean and upper half mean multiples, the implied enterprise value ranges from $22.6 million to $51.2 million, with a median value of $30.8 million, and an implied equity value of Obsidian, after subtracting funded debt, ranging from $(19.3) million to $9.3 million with a median value of $(11.2) million, or $(26.81) to $12.87, with a median value of $(15.55), per outstanding share of Obsidian common stock (or $(4.32) to $3.12, with a median of $(2.21), per outstanding share of Obsidian common stock on a fully diluted basis). Using these ranges of implied equity values of Obsidian, after subtracting funded debt, Candlewood then calculated the range of values per Company share of total merger consideration (after giving effect to the Revised Exchange Offer’s proposed exchange ratio of 0.03 of a share of Obsidian for each Company share and including the Revised Exchange Offer’s proposed $0.20 in cash for each Company share). This calculation resulted in derived total merger consideration values ranging from $0.07 to $0.29, with a median value of $0.13, per share of Company common stock. Candlewood focused on the lower half mean, median and upper half mean multiples because Candlewood believed that such multiples would minimize any distortion caused by outlier or extraordinary multiples and provide a more meaningful analysis to the board.

      Candlewood used the derived EBITDA multiples of the applicable comparable companies and precedent transactions, weighted them according to EBITDA of Obsidian’s subsidiaries in the three business categories for the twelve months ended October 31, 2003 (but excluded transportation equipment from the analysis since it had negative EBITDA for the relevant period), and calculated an implied enterprise value of Obsidian. Using the lower half mean and upper half mean multiples, the implied enterprise value ranges from $6.4 million to $18.1 million, with a median value of $9.0 million, and an implied equity value of Obsidian, after subtracting funded debt, ranging from $(33.4) million to $(23.9) million with a median value of $(30.8) million, or $(46.41) to $(33.19), with a median value of $(42.78), per outstanding share of Obsidian common stock (or $(8.55) to $(5.51), with a median of $(7.87), per outstanding share of Obsidian common stock on a fully diluted basis). Using these ranges of implied equity values of Obsidian, after subtracting funded debt, Candlewood then calculated the range of values per Company share of total merger consideration (after giving effect to the Revised Exchange Offer’s proposed exchange ratio of 0.03 of a share of Obsidian for each Company share and including the Revised Exchange Offer’s proposed $0.20 in cash for each Company share). This calculation resulted in derived total merger consideration values ranging from $(0.06) to $0.03, with a median value of $(0.04), per share of Company common stock.

Discount to Market Price

      As part of its analysis, Candlewood analyzed the market characteristics of Obsidian common stock. Based on the March 8, 2004 closing price of Obsidian common stock of $11.00 per share, the nominal value of the Revised Exchange Offer's consideration (including the proposed $0.20 per Company share in cash) was $0.53. During the meeting at which Candlewood presented its analysis to the board, Candlewood noted that the closing price of Obsidian common stock on March 9, 2004 was $5.50 per share, on volume of 3,300 shares, representing a 50% decrease in price over a one-day period. Candlewood also noted that affiliates, including directors and executive officers, of Obsidian own approximately 90% of Obsidian common stock on a fully diluted basis. The Revised Exchange Offer, if consummated, would result in the Company’s stockholders receiving approximately 844,000 shares of Obsidian common stock. Candlewood noted the small average monthly trading volume of Obsidian’s common stock and highlighted the potential difficulty in selling the shares of Obsidian common stock that would be received in the Revised Exchange Offer. To illustrate this, Candlewood assumed that each month following the consummation of the Revised Exchange Offer, approximately 8,800 shares could be sold, an amount equal to 100% of the average monthly trading volume for the last twelve months of Obsidian’s common stock (adjusted to give effect to the one-for-fifty reverse stock split). Based on this assumption, Candlewood calculated that it would take eight years for all of the Company’s stockholders to sell their shares of Obsidian that would be received in the Revised Exchange Offer. Candlewood further assumed that each trade could and would be made at $11.00 per share, the closing price on March 8, 2004. Candlewood then calculated the net present value of the aggregate consideration that would be received in the sales of all the Obsidian shares received in the Revised Exchange Offer using a range of discount values from 8% to 16%. Candlewood determined this range of discount values based on its review of historical equity returns over a similar period using major equity indices. This calculation resulted in a discounted stock consideration ranging from $5.2 million to $6.8 million, with a median of $5.9 million, or $6.19 to $8.11 per share, with a median of $7.06 per share, of Obsidian common stock. Using these ranges of discounted stock consideration, Candlewood then calculated the range of values per Company share of total merger consideration (after giving effect to the Revised Exchange Offer’s proposed exchange ratio of 0.03 of a share of Obsidian for each Company share and including the Revised Exchange Offer’s proposed $0.20 in cash for each Company share). This calculation resulted in derived total merger consideration values ranging from $0.39 to $0.44, with a median value of $0.41, per share of Company common stock.

      In addition, Candlewood reviewed several third-party research reports tracking the discounts of pre-IPO shares and restricted stock during the last 25 years. These reports found that pre-IPO shares and restricted shares sold at a significant discount from those same shares post-IPO or after the restriction was removed, as the case may be. These discounts averaged from 24% to 49%. Applying the weighted mean of the discounts (36.2%) to the closing price of Obsidian common stock on March 8, 2004 ($11.00), giving effect to the Revised Exchange Offer’s proposed exchange ratio of 0.03 of a share of Obsidian for each Company share and including the Revised Exchange Offer’s proposed $0.20 in cash for each Company share, Candlewood calculated a derived total merger consideration of $0.41 per Company share.

      Because the reasons for and the circumstances surrounding each of the transactions in the research reports were specific to each transaction, Candlewood believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of these studies and, accordingly, made qualitative judgments concerning differences between the characteristics of the transactions in the studies and the Obsidian common stock.

Pro Forma Valuation

      Candlewood performed certain pro forma analyses to determine what a combination of the Company and Obsidian might yield in terms of equity value and book value if the Revised Exchange Offer and the proposed subsequent merger were completed. Further, assuming the Revised Exchange Offer and the proposed subsequent merger were completed, Candlewood then analyzed what percentage of the fully diluted equity of the combined entity would be held by the Company’s former stockholders and compared that to the contribution the Company would have made to the combined entity.

      For these analyses, Candlewood calculated that, if the Revised Exchange Offer and proposed subsequent merger were completed, the former Company stockholders would own approximately 22% of the fully diluted post-merger shares of Obsidian common stock. Further, Candlewood assumed that the contribution of the Company to the combined entity would be the conservative estimate of net cash upon completion of liquidation as reflected in Candlewood’s previously performed liquidation analysis ($11.5 million). Candlewood used Obsidian’s book value as of October 31, 2003, assuming conversion of all convertible indebtedness and exercise of all outstanding options, as reported in Obsidian’s Annual Report on Form 10-K ($(2.7) million) and the median enterprise value derived by Candlewood using the revenue multiples of the applicable comparable companies and precedent transactions, as previously described ($30.8 million), to value Obsidian’s contribution to the combined enterprise. Candlewood then calculated the pro forma equity value and book value of Obsidian after combination of the entities, including the Company’s contribution of net cash as described above, further calculated the former Company stockholders’ share of such pro forma equity value and book value and compared that share of the pro forma equity value and book value to the Company’s net cash contribution.

      In both cases, the former Company stockholders’ contribution far exceeded the value of the share of the pro forma entity they would receive if the Revised Exchange Offer and subsequent merger were completed. With respect to equity value, Candlewood calculated that the former Company stockholders’ would receive an interest in the combined entity that would be worth approximately 56% of the Company’s contribution to the combined entity and, on a book value basis, they would receive approximately 67% of the Company’s contribution.

Item 4(c). Reasons for the Recommendation

Item 4(c) is amended by adding the following at the end of the section.

     In unanimously determining to recommend that stockholders reject the Revised Exchange Offer and not tender their shares to Obsidian pursuant to the Revised Exchange Offer, the Company’s board of directors consulted with management and its independent legal and financial advisors and took into account various factors, including the following:

1.	The financial analyses of Obsidian and the Revised Exchange Offer prepared by Candlewood and presented to the board of directors on March 9, 2004 (described in the amendment to Item 4(b) above), as compared to the likely timing and amount of cash distributions if the plan of liquidation is approved and adopted by stockholders at the special meeting to be held March 12, 2004, and thereafter promptly implemented.

2.	In the view of Candlewood, the large number of shares of Obsidian common stock that would be received by the Company’s stockholders if the Revised Exchange Offer and proposed subsequent merger were consummated, combined with the small average trading volume of Obsidian common stock, highlights the potential difficulty of selling the shares of Obsidian common stock that would be received in the Revised Exchange Offer and such subsequent merger.

3.	The fact that the number of shares of Obsidian common stock to be exchanged for outstanding shares of Company common stock in the Revised Exchange Offer is fixed, which could result in the market value (based on its trading price) of Obsidian common stock on the date that it is to be received by the Company’s stockholders being lower (or higher) than the price on the date Obsidian announced the Revised Exchange Offer, and, given the extremely low trading volume of Obsidian stock, such changes in market value may be substantial.

4.	In the board’s view, the substantial risks associated with Obsidian’s businesses, including those described in Obsidian’s Registration Statement on Form S-4, as amended, in the section thereof captioned “Risk Factors Related to Our Business”, filed by Obsidian with the SEC in connection with its exchange offer, and Obsidian’s “liquidity and working capital issues” and its “high level of debt” which “creates liquidity issues” for Obsidian, referred to under Item 7 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) in Obsidian’s Annual Report on Form 10-K for its fiscal year ended October 31, 2003.

5.	The fact that, if the Revised Exchange Offer and proposed merger were consummated, officers and directors of Obsidian would own approximately 70% of Obsidian’s common stock, on a fully diluted basis, and thus the Company’s former stockholders would have little or no ability to influence or affect the future management or policies of Obsidian.

6.	The fact that, based on Obsidian’s public filings to date, the Revised Exchange Offer continues to be subject to numerous conditions, which results in significant uncertainty that the Revised Exchange Offer will be consummated. These conditions are described in paragraph 6 (a)-(c) and (e)-(i) of this Item 4(c) as previously filed with the SEC (other than the second sentence of paragraph 6(h) regarding the public announcement of acquisition proposals, as the board has completed its review of such proposals and, as previously disclosed, determined that implementation of the plan of liquidation, rather than pursuing and entering in to any of the transactions contained in such proposals, was the course most likely to obtain the highest value reasonably available to stockholders).

Item 8. Additional Information

Item 8 is amended to replace the first paragraph thereof with the following:

     On March 8, 2004, the purported class action lawsuit which was filed on October 29, 2003 against the Company, its current directors and unnamed defendants in the District Court, Fourth Judicial District, of the State of Minnesota, County of Hennepin, captioned Don Blakstad, on Behalf of Himself and All others Similarly Situated vs. Net Perceptions, Inc., John F. Kennedy, Ann L. Winblad, John T. Riedl and Does 1-25, inclusive, File No. 03-17820, and which sought, among other things, to enjoin the proposed liquidation of the Company and to recover reasonable attorneys’ and experts’ fees, was dismissed with prejudice.

Item 9. Exhibits

     Item 9 is amended by adding the following exhibit:

Exhibit	Description
14	Press Release of Net Perceptions.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NET PERCEPTIONS, INC.

By	/s/ THOMAS M. DONNELLY

Thomas M. Donnelly
President and Chief Financial Officer

Dated: March 9, 2004